Exhibit 99.1

For more information contact:	PRESS RELEASE

Investor Relations Jeff Corbin / Rob Fink KCSA Strategic Communications (212) 896-1214 / 1206 jcorbin@kcsa.com / rfink@kcsa.com

Tikcro Technologies Reports Fourth Quarter and Year End 2012 Results

Tel Aviv, Israel, March 5, 2013 — Tikcro Technologies Ltd. (OTC PK: TIKRF) today reported results for the fourth quarter and fiscal year ended December 31, 2012.

Net loss for the fourth quarter was $143,000, or $0.02 per diluted share. Net loss for the full year ended December 31, 2012 was $694,000, or $0.08 per diluted share.

Tikcro supports early stage development in growth areas, with a focus on biotechnology, having projects in several fields originated by researchers from Israeli universities.

About Tikcro Technologies:

Tikcro is seeking early stage growth opportunities.

For more information, visit Tikcro website at www.tikcro.com.

Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to our ability to raise financing and the business of BioCancell, including, but not limited to, the development, testing, regulatory approval and commercialization of its products, its intellectual property rights, its funding, its competition, its exposure to lawsuits and its dependence on key suppliers and personnel. Such risks and uncertainties are set forth in the Company's SEC reports, including the Company's Forms 20-F. Actual results may materially differ. Results of operations in any past period should not be considered indicative of the results to be expected for future periods.  We undertake no duty to update any forward-looking information.

Tikcro Technologies Ltd. Condensed Balance Sheets (US dollars in thousands)

	December 31, 2012	December 31, 2011
	Unaudited	Unaudited
Assets
Current assets
Cash and short-term marketable securities	$9,234	$6,985
Other receivables	31	165
Investment in BioCancell	243	3,033
Total current assets	9,508	10,183

Total assets	$9,508	$10,183

Liabilities and Shareholders' Equity

Current liabilities
Other current liabilities	$273	$302

Shareholders' equity	9,235	9,881

Total liabilities and shareholders' equity	$9,508	$10,183

Tikcro Technologies Ltd. Condensed Statement of Operations (US dollars in thousands, except per share data)

	Three Months Ended December 31,		Year Ended December 31,
	2012	2011	2012	2011
	Unaudited		Unaudited
Research and development expenses	$8	$46	$40	$92

General and administrative expenses, net	$130	$92	$387	$465

Total operating expenses	138	138	427	557

Operating loss	(138)	(138)	(427)	(557)

Financial expenses, net	(5)	(303)	(158)	(2,303)

Loss before taxes	(143)	(441)	(585)	(2,860)
Tax expenses	-	(14)	(109)	54

Net loss	$(143)	$(455)	$(694)	$(2,914)

Basic and Diluted net loss per share	$(0.02)	$(0.05)	$(0.08)	$(0.34)

Weighted average number of shares used in computing basic and diluted loss per share	8,692	8,581	8,649	8,562